FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – TEF- Band spectrum auction	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretary General and

of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica, S.A. announces that its subsidiary Telefonica Brasil, S.A. has been granted a national block of 2x10 MHz, in the 700 MHz band spectrum auction, called by the National Telecommunications Agency (Anatel), for the minimum amount reserved to that block, equivalent to 1,927,964,770 Brazilian Reals (approximately 619 million euros).

With this acquisition, Telefónica Brasil, S.A. reaches its goal of ensuring the necessary spectrum for the medium and long term expansion of the 4G service and to meet the growing demand for mobile access to high speed Internet.

Telefónica Brasil, S.A. leads the 4G market in Brazil, with a market share of 39.1%, according to latest figures released by Anatel, and 4G coverage in 99 Brazilian municipalities.

Madrid, September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: September 30, 2014	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors